

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

January 6, 2011

Chu Pi Yin
Chief Financial Officer
Omphalos, Corp.
Unit 2, 15 Fl.,
83, Nankan Rd. Sec. 1,
Luchu, Taoyuan County
Taiwan

> **Re: Omphalos, Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for the Fiscal Quarter ended June 30, 2010**
> **File No. 001-14053**

Dear Ms. Yin:

We have reviewed your response letter December 22, 2010 and your subsequent filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   Please tell us when you will file the amendment to your Form 10-K to address the previously issued comments.

Item 1A. Risk Factors., page 7

Omphalos is highly dependent on two suppliers., page 9

2.   We note your response to prior comment 4. Please confirm that you will revise future filings to clarify the identity of your principal suppliers, if applicable. This comment also applies to prior comment 5.

Item 5. Market for Common Equity . . . , page 12

3.   We note the third paragraph of your response to prior comment 11 that you have never declared or paid cash dividends. Please tell us how this response is consistent with your disclosure of dividend distributions in 2008 on page 30 and in the fifth paragraph of your response to prior comment 13.

Item 13. Certain Relationships and Related Transactions . . . , page 20

4.   Please expand your response to prior comment 22 to tell us why you have not provided the information required by Regulation S-K Item 404(d) for the advances to shareholders mentioned on page 39 and in the fifth paragraph of your response to prior comment 13. Please also tell us why you did not file your lease agreement as an exhibit. Refer to Regulation S-K Item 601(b)(10)(ii)(D).

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Exhibit 32.2

5.   Please refer to prior comment 27. We note your response to our comment that you will file an amendment to your Form 10-Q for the fiscal quarter ended June 30, 2010. Please tell us when you will file this amendment. We will review this amendment when filed.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3157 with any other questions.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief